SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C.  20549


                                                 FORM 12b-25

Commission File Number 0-10902

                                         NOTIFICATION OF LATE FILING

(Check One):
[ ]Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [X]Form 10-Q  [ ]Form N-SAR

For Period Ended:  March 31, 1998

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                                   PART I
                                           REGISTRANT INFORMATION

                                           Interface Systems, Inc.
                                          (Full name of registrant)

                                               Not Applicable
                                        (Former name, if applicable)

                                            5855 Interface Drive
                                   (Address of principal executive office)

                                         Ann Arbor, Michigan  48103
                                         (City, state and zip code)

                                                   PART II
                                           RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                  PART III
                                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

            Due to the uncertainty regarding the timing of an accounting transaction, the completion of the Form 10-Q was impracticable without unreasonable time and expense.


                                                   PART IV
                                              OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Jin-Kyu Koh      313          568-6627
(Name)          (Area Code)   (Telephone Number)


            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s)?      [X] Yes   [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   [X] Yes   [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            Such an anticipated change could occur depending on the timing of an accounting transaction.

                                           Interface Systems, Inc.
                                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 18, 1998                       /s/ Robert A. Nero
                                          -------------------
                                          By: Robert A. Nero
                                              President

                                                  ATTENTION

            Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).